ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.216-9147; Fax:  608.663.9010

________________________________

July 1, 2011

BY EDGAR

Ms. Rebecca Marquigny
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (SEC File Nos. 002-87775; 811-04815)

Dear Ms. Marquigny:

The following serves to respond to comments received from you on June 30, 2011 regarding a Preliminary Proxy Statement filed on behalf of the Ultra Series Fund (the “Trust”) relating to a proposal to approve a new advisory agreement for the following series of the Trust:  the Madison Target Retirement 2020 Fund, the Madison Target Retirement 2030 Fund, the Madison Target Retirement 2040 Fund and the Madison Target Retirement 2050 Fund (collectively, the “Funds”).  Contemporaneously with the filing of this response letter, we are filing a Definitive Proxy Statement which incorporates our responses to your comments.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Definitive Proxy Statement.

1.
Comment:  In the Notice of Special Meeting on page 4, second to last paragraph, make it clear that the proxy materials will be mailed to contract owners, as well as being posted to the website indicated.  In the last paragraph on this page, indicate the latest date by which voting instructions must be received to be considered timely.

Response:  Done.

2.
Comment:  On the first page of the Proxy Statement (page 5 of the filing), in the bold paragraph at the end of the page, make it clear that in addition to posting the proxy materials to the website, the Trust will be mailing the proxy materials to contract owners.

Response:  Done.

Comment:  In the “Background to Proposal” section, at the end of the paragraph numbered as “2”, state whether the fee waiver is contractual or voluntary.  In this same section, in the second to last paragraph, the last sentence says that if shareholders do not approve the New Advisory Agreement, the Funds will continue to operate under their current fee structure.  Specify whether, under these circumstances, the investment adviser will continue its transition to invest in exchange traded funds and low cost specialty active mutual funds, or whether the adviser will instead revert back to investing in proprietary mutual funds.

Response:  The fee waiver is contractual and this has been stated.  Regarding the second comment, disclosure has been added to indicate that the transition will continue as planned even if the New Advisory Agreement is not approved by shareholders.

3.
Comment:  In the “Proposal 1 – Current Advisory Agreement” section, state in the first paragraph the date on which the initial shareholder of the Target 2050 Fund approved the amendment to the Current Advisory Agreement to add that fund to the agreement.  Also, in the paragraph after the fee table, the last sentence should be amended to say something to the effect that the expenses listed (including the acquired fund fees and expenses) are paid by the Funds outside of the Current Advisory Agreement (rather than saying that these expenses are paid “directly” by the Funds).

Response:  Done.

4.
Comment:  In the “Proposal 1 – New Advisory Agreement” section, in the last paragraph on page 8 where it starts “Unlike the Current Advisory Agreement…”, indicate what the practical effect of this difference is on the Funds.

Response:  There is no difference, from a practical perspective, and so this has been stated.

5.
Comment:  In the “Proposal 1 – Board Approval and Recommendation” section, to satisfy the requirements of Schedule 14A, add the disclosure noted to the following four sentences:  (i) the last sentence in the “costs of services to be provided and profits to be realized by Madison” paragraph – indicate how the Board viewed the data presented and what conclusions it came to as a result; (ii) the first sentence in the following paragraph – indicate whether the Board satisfied its objective to ensure that fees to be paid by the Funds were appropriate; and (iii) the two sentences in the next paragraph – state something to the effect that since the investment adviser has already begun to transition the Funds to invest in a more cost effective manner, in order to continue this trend, the New Advisory Agreement must be approved by the Board.

Response:  Done.

Comment:  In the “Additional Information – Voting Information” section, the fifth paragraph that begins “If a Voting Instruction Form is received…”, should be revised to clarify the different concepts described therein.  For example, make it clear what happens if a contract owner does not send back a voting instruction form; or sends back a form with no instruction on it; or abstains from voting; etc.

Response:  This paragraph has been revised to provide the information in a more plain English fashion.

6.	Comment: In the “Additional Information – Shareholder Information” section, ensure that the missing data is provided in the Definitive Proxy Statement.

Response:  The missing data is now included in the filing.

7.	Comment: In the “Additional Information – Quorum” section, if, as a result of echo voting, the Funds will always have a quorum for the Meeting, state this.

Response:  Done.

*  *  *  *

Please contact me at the telephone number listed above should you have further comments or questions regarding the Definitive Proxy Statement.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer